Exhibit 99.1

UTStarcom Reports Unaudited Financial Results for the First Quarter of 2014

- Reached $250 million Sales Milestone for Packet Optical Transport Products -

- New Partnership and Contract Wins in Korea and India Bolster the Company’s Strong Position in Asia -

- Innovative 100G TN765 Product and WiFi Offloading Solution Will be the Key Driver of Revenue Growth -

Hong Kong, May 15, 2014 — UTStarcom (“UTStarcom” or “the Company”) (NASDAQ: UTSI), a global telecommunications infrastructure provider, today reported its unaudited financial results for the quarter ended March 31, 2014.

Mr. William Wong, UTStarcom’s Chief Executive Officer, stated, “We are pleased with our first quarter performance which was generally within our internal expectations and ahead of our internal goals for the cost reduction. As mentioned last quarter, several new products are still in early stages of their product life cycle and are expected to become significant revenue contributors beginning in the later half of 2014. On the business and operating side, we continued to grow the high-end of our product portfolio, further set the stage for our global sales and marketing push, increased our engagement with prospective customers in new markets, and achieved a significant sales milestone of our core broadband products. Alongside these product developments, our WiFi data offloading solution continued to be very well received by carriers around the world. For example, our WiFi data offloading technology has been successfully deployed on the network of one of the largest operators in Japan. Other tier-one carriers are also discussing plans for large-scale rollout of WiFi data offloading, especially in the U.S. market. Moreover, we are developing next generation products that will tie our WiFi technology into our SDN offerings and give us a greater ability to package our broadband products and we are well positioned to participate in the wave of capital investments in this equipment as well as the value-added services that they enable.”

2014 First Quarter Milestones and Operating Highlights

•                      Launched TN765, a featured 100 Gigabit packet optical transport product.

•                      Major contract win in India bolsters the Company’s strong position in the Indian Broadband market.

•                      Formed partnership with Korea’s Dasan Networks to bring more competitive product suite to the Korean as well as global market.

•                      Achieved a critical sales milestone of US$250 million for the Company’s packet optical transport products, its broadband product.

•                      WiFi offloading technology and leading carrier-grade multi-service gateway product continued to be very well received by carriers and will be marketed to a global customer base.

•                      Continued to make major progress on the Company’s SDN product and showcased its SDN offerings at the Optical Fiber Conference in San Francisco.

2014 First Quarter Financial Performance Highlights

•                      First quarter 2014 revenues were $32.3 million, a decrease of 13.0% from $37.2 million for the corresponding period of 2013.

•                      First quarter 2014 gross margin was 14.2%, compared to 31.4% for the corresponding period of 2013.

•                      First quarter 2014 operating expenses were $7.9 million, a decrease of 48.0% from $15.3 million for the corresponding period in 2013.

•                      First quarter 2014 operating loss was $3.3 million, compared to operating loss of $3.6 million for the corresponding period of 2013.

•                      First quarter 2014 net loss attributable to UTStarcom’s shareholders was $3.3 million, compared to net loss of $5.0 million for the corresponding period of 2013.

•                      First quarter 2014 basic net loss per share was $0.09, compared to basic net loss per share of $0.13 for the corresponding quarter of 2013.

•                      As of March 31, 2014, cash, cash equivalents and short-term investments were $100.3 million.

Mr. Robert Pu, UTStarcom’s Chief Financial Officer, commented, “In the first quarter, we significantly reduced operating expenses year over year and continued to narrow the operating loss, with a heightened focus on both growing our core broadband business and generating operating efficiency. We ended this quarter with $100.3 million in cash and no debt on our balance sheet and will continue to invest in our planned global growth strategies. Furthermore, we continue to expect to achieve incremental improvements in overall financial performance compared to 2013.”

First Quarter 2014 Financial Results

Total Revenues

Total revenues for the first quarter of 2014 were $32.3 million, a decrease of 13.0% from $37.2 million for the corresponding period in 2013.

•                      Net sales from equipment for the first quarter of 2014 were $25.8 million, a decrease of 16.1% from $30.8 million for the corresponding period in 2013. The decrease was mainly due to the decreased sales of Packet Optical Transport (“PTN”) and Multi Service Access Network (“MSAN”) products.

•                      Net sales from equipment-based services for the first quarter of 2014 were $6.5 million, an increase of 1.8% from $6.4 million for the corresponding period in 2013. The increase was mainly due to the increased sales of MSAN product related services.

Gross Profit

Gross profit was $4.6 million, or 14.2% of net sales, for the first quarter of 2014, compared to $11.7 million or 31.4% of net sales, for the corresponding period in 2013.

•                      Gross profit for equipment sales for the first quarter of 2014 was $4.7 million, a decrease of 58.8% from $11.5 million for the corresponding period in 2013. Gross margin for equipment sales for the first quarter of 2014 was 18.3%, compared to 37.2% for the corresponding period in 2013. The decrease in gross margin was primarily caused by the decreased sales of relatively high margin PTN and MSAN products and increased sales of relatively lower margin value-added resell products, as well as the depreciation of Japanese yen against the U.S. dollar by around 14% year over year.

•                      Gross profit for equipment-based services for the first quarter of 2014 was negative $0.1 million, compared to gross profit of $0.2million for the corresponding period in 2013. Gross margin for equipment-based services for the first quarter of 2014 was negative 1.8%, compared to 3.4% for the corresponding period in 2013. The decrease in gross margin was primarily caused by the depreciation of Japanese yen against the U.S. dollar year over year.

Operating Expenses

Operating expenses for the first quarter of 2014 were $7.9 million, a decrease of 48% from $15.3 million for the corresponding period in 2013.

•                      Selling, general and administrative expenses in the first quarter of 2014 were $5.6 million, a decrease of 39.6% from $9.2 million for the corresponding period in 2013. The decrease was mainly due to the decreased personnel-related costs as a result of the Company’s restructuring efforts and decreased legal expenses.

•                      Research and development expenses in the first quarter of 2014 were $2.4 million, a decrease of 22.4% from $3.0 million for the corresponding period in 2013. The decrease was mainly due to a decrease in research and development and personnel costs as a result of the Company’s restructuring efforts and reduced outsourced design services.

•                      Net gain on divestiture in the first quarter of 2014 was nil, compared to net loss of $3.0 million in the corresponding period in 2013. The net loss on divestiture in the first quarter of 2013 was due to the divestiture of the Company’s NGN business.

Operating Income (Loss)

Operating loss for the first quarter of 2014 was $3.3 million, compared to operating loss of $3.6 million for the corresponding period of 2013.

Other Income (Expense), Net

Net other income for the first quarter of 2014 was $0.7 million, compared to net other income of $1.5 million for the corresponding period of 2013. Net other income in the first quarter of 2014 primarily consisted of $1.0 million releasing the remaining portion of the reserve related to tax liabilities provided to the buyers of the Company’s subsidiary in Korea due to expiration of the statute of limitation, and $0.3 million of foreign exchange loss, which was mainly from the depreciation of RMB against the U.S. dollar during this quarter. Net other income in the first quarter of 2013 primarily consisted of $1.3 million from the release of the reserve related to tax liabilities provided to the buyers of the Company’s subsidiary in Korea due to expiration of the statute of limitation.

Equity Pick Up of Losses of an Associate

Equity pick up of losses of an associate was $1.2 million for the first quarter of 2014 and $2.0 million for the first quarter of 2013, due to 49% loss pick up from the Company’s equity investment in iTV Media.

Net Income (Loss)

Net loss attributable to UTStarcom’s shareholders for the first quarter of 2014 was $3.3 million, compared to net loss attributable to UTStarcom’s shareholders of $5.0 million for the corresponding period in 2013. Basic net loss per share for the first quarter of 2014 was $0.09, compared to basic net loss per share of $0.13 for the first quarter of 2013.

Cash Flow

•                      Cash used in operating activities for the first quarter of 2014 was $3.1 million.

•                      Cash used in investing activities for the first quarter of 2014 was $0.1 million.

•                      Cash used in financing activities for the first quarter of 2014 was $4.5 million, mainly due to $9.9 million shares purchased from Softbank in January 2014 and $5.4 million issuance of ordinary shares to Shah Capital in March 2014.

As of March 31, 2014, UTStarcom had cash, cash equivalents and short-term investments of $100.3 million.

Overview of Recent Key Events

New Products Launches

In March 2014, the Company formally launched its TN765 packet optical transport product, bolstering its TN700 product family that is the bedrock of its broadband infrastructure business. This launch closely follows the August 2013 debut of the TN701, an Ethernet Access Device (EAD), which extends UTStarcom’s TN series to the network edge. These products demonstrate the strength of UTStarcom’s product pipeline and ability to commercialize innovations that improve quality of service, network throughput maximization and operational efficiency to create a new class of telecommunications network infrastructure.

Key Milestones for Broadband Product

In mid April 2014, the Company announced that it has sold over $250 million of packet optical transport products, which is a critical sales milestone for its packet optical transport products, the core of its broadband business, on the back of growing sales to customers in Asia and the Americas. This milestone highlights the competiveness of UTStarcom’s growing suite of packet optical transport products based on Multi Protocol Label Switch Transport Profile (MPLS-TP) and Carrier Ethernet (CE) technologies.

New Major Contract Wins

In the first quarter of 2014, the Company won a $24 million contract with Bharat Sanchar Nigam Ltd. (BSNL), one of India’s leading telecom service providers, to support its major network upgrade. The deal bolsters the Company’s position in India which has always been an important market for UTStarcom and its market-leading broadband equipment.

In addition, the Company has also signed an MOU with DASAN Networks of Korea at the Optical Fiber Conference (OFC) 2014 in San Francisco to explore a strategic partnership for joint product development, manufacturing, and marketing. The collaboration of the two companies will help bring competitive products to market that serve the increasingly complex needs of cable TV, mobile and telecommunications carriers.

Key Global Trade Shows

On April 7-8, 2014, the Company attended and sponsored Carrier WiFi Asia Conference in Singapore, a leading Wi-Fi technology and carrier grade deployment conference in the Asia Pacific region. The conference attracted over 300 visitors across Asia Pacific, including the Company’s clients.

On June 17-18, the Company will attend Big Telecom Event hosted by Light Reading in Chicago. Big Telecom Event is a single big-tent event that aggregates all of the strongest areas across the telecom industry. The Company will talk with analysts and carriers about the Company’s advantage and successful deployment of the Company’s broadband infrastructure products with carriers.

On June 18-19, 2014, the Company will present at WiFi Offload Summit 2014 in Palo Alto, California. WiFi Offload Summit is a key global telecoms industry event committed to providing insights and tools to capitalize on the current popular topic of WiFi offload. The Company will present at the event and discuss how to transform new WiFi technology into new business models.

U.S. Office Expansion

In May 2014, the Company’s U.S. office will move to a new location in the Silicon Valley. The recent growth in U.S. operations has motivated the search for a new location that will facilitate greater expansion and future growth to better serve customers in the United States. More importantly, the expansion is driven by the Company’s commitment to foster a closer relationship with its customers.

Business Outlook

The Company is still moving through a transition post-restructuring. However, it is confident it has stabilized operations, significantly strengthened its business, and set a strong foundation for growth in what is a dynamic and growing global industry. Further, there is enhanced visibility regarding business prospects and topline trends and opportunities.

Looking at the remainder of 2014, the Company is fully committed to broadband as the driver of the business and primary revenue contributor now and going forward. While many of the latest initiatives for the broadband business have significant momentum, new products are in early stages of their product life cycle. Together with the new customer wins that are currently in project deployment phases, these new products are expected to become significant revenue contributors beginning in the later part of 2014. With respect to near-term revenue expectations, the Company anticipates total revenues in the second quarter of 2014 to be in the range of $25 million to $30 million.

At the same time, the Company will continue to work to mitigate the pressure on gross margin that exists due to the headwinds from the depreciation of the Japanese yen against the U.S. dollar. Further, it will maintain a tight focus on financial controls as it has consistently throughout the restructuring over the last twenty one months. As a result of the foregoing, the Company believes it will deliver additional incremental improvements in overall financial performance compared to 2013.

Mr. Wong concluded, “We are excited about the prospects for our business and believe that we are in a better position than ever before in light of the new products we have just launched and the new markets that we are entering into. Our SDN product and WiFi solution are well received by our customers. Further, our new TN broadband products are going through customer deployment and we expect they will bring sales and margin improvement starting in the later part of 2014. The underlying foundation of our business is very strong and continuing to improve and we believe this will enable us to deliver significant, long-term value to our shareholders.”

First Quarter 2014 Conference Call Details

The Company’s management will host an earnings conference call at 8:30 a.m. U.S. Eastern Time on May 15, 2014(8:30 p.m. Beijing/Hong Kong Time on May 15, 2014).

The conference call dial-in numbers are as follows:

United States: +1-855-298-3404

New York: +1-631-5142-526

Canada: +1-855-842-3490

Hong Kong: +852-5808-3202

China: 4001-200-539

International:  + 61-(0)2- 8524-5042

The Attendee passcode is: 8016502

A replay of the call will be available one hour after the end of the conference until 24:00 U.S. Eastern Time on May 22, 2014.

The conference call replay numbers are as follows:

United States: +1-866-846-0868

Hong Kong: 800-966-697

China: 4001-842-240

International:  +1-800-008-585

The replay passcode for accessing the recording is 8016502.

Investors will also have the opportunity to listen to the live conference call and the replay over the Internet through the investor relations section of UTStarcom’s web site at: http://www.utstar.com.

About UTStarcom Holdings Corp.

UTStarcom (NASDAQ: UTSI) is a global telecom infrastructure provider dedicated to developing technology that will serve the rapidly growing demand for bandwidth from cloud-based services, mobile, streaming and other applications. We work with carriers globally, from Asia to the Americas, to meet this demand through a range of innovative broadband packet optical transport and wireless/fixed-line access products and solutions. The Company’s end-to-end broadband product portfolio, enhanced through in-house Software Defined Networking (SDN)-based orchestration, enables mobile and fixed-line network operators and enterprises worldwide to build highly efficient and resilient future-proof networks for a range of applications, including mobile backhaul, metro aggregation, broadband access and Wi-Fi data offload. Our strategic investments in media operational support service providers expand UTStarcom’s capabilities in the field of next generation video platforms. UTStarcom was founded in 1991, started trading on NASDAQ in 2000, and has operating entities in Hong Kong; Tokyo, Japan; San Jose, USA; Delhi and Bangalore, India; Hangzhou, China. For more information about UTStarcom, please visit http://www.utstar.com.

Forward-Looking Statements

This press release includes forward-looking statements, including statements regarding the Company’s strategic initiatives and the Company’s business outlook. These statements are forward-looking in nature and subject to risks and uncertainties that may cause actual results to differ materially and adversely from the Company’s current expectations. These include risks and uncertainties related to, among other things, changes in the financial condition and cash position of the Company, changes in the composition of the Company’s management and their effect on the Company, the Company’s ability to realize anticipated results of operational improvements and benefits of the divestiture transaction, the ability to successfully identify and acquire appropriate technologies and businesses for inorganic growth and to integrate such acquisitions, the ability to internally innovate and develop new products, assumptions the Company makes regarding the growth of the market and the success of the Company’s offerings in the market, and the Company’s ability to execute its business plan and manage regulatory matters.  The risks and uncertainties also include the risk factors identified in the Company’s latest annual report on Form 20-F and current reports on Form 6-K as filed with the Securities and Exchange Commission. The Company is in a period of strategic transition and the conduct of its business is exposed to additional risks as a result. All forward-looking statements included in this press release are based upon information available to the Company as of the date of this press release, which may change, and the Company assumes no obligation to update any such forward-looking statements.

For investor and media inquiries, please contact:

Jane Zuo

UTStarcom Holdings Corp.

Tel: +852-3750-7632

Email: jane.zuo@utstar.com

Daniel DelRe (Hong Kong)

Tel: +852-3768-4547

Email: Daniel.DelRe@fticonsulting.com

Simona Kormanikova (New York)

+1-212-850-5685

Email: Simona.Kormanikova@fticonsulting.com

May Shen (Beijing)

Tel: +86-10-8591-1951

Email: May.Shen@fticonsulting.com

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Balance Sheets

	March 31,	December 31,
	2014	2013
	(In thousands, except par value)
ASSETS
Current assets:
Cash, cash equivalents and short-term investments	$100,330	$107,773
Accounts and notes receivable, net	24,321	23,260
Inventories and deferred costs	98,888	110,078
Prepaids and other current assets	30,391	31,374
Total current assets	253,930	272,485
Long-term assets:
Property, plant and equipment, net	4,054	4,771
Long-term deferred costs	6,680	8,539
Other long-term assets	81,240	81,172
Total assets	$345,904	$366,967

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$24,604	$24,953
Customer advances	73,579	75,670
Deferred revenue	29,332	29,093
Other current liabilities	28,523	34,834
Total current liabilities	156,038	164,550
Long-term liabilities:
Long-term deferred revenue and other liabilities	46,756	52,037
Total liabilities	202,794	216,587

Total equity	143,110	150,380
Total liabilities and equity	$345,904	$366,967

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Operations

	Three months ended March 31,
	2014	2013
	(in thousands, except per share data)

Net sales	$32,344	$37,178
Cost of net sales	27,743	25,495
Gross profit	4,601	11,683
	14.2%	31.4%
Operating expenses:
Selling, general and administrative	5,550	9,194
Research and development	2,351	3,028
Net loss on divestiture	—	3,047
Total operating expenses	7,901	15,269

Operating loss	(3,300)	(3,586)

Interest income, net	38	121
Other income, net	731	1,497
Equity pick up of losses of an associate	(1,193)	(2,015)
Investment Impairment	—	(134)
Loss before income taxes	(3,724)	(4,117)
Income taxes benefit (expense)	434	(880)
Net loss	(3,290)	(4,997)

Net loss attributable to noncontrolling interest	—	1
Net loss attributable to UTStarcom Holdings Corp.	$(3,290)	$(4,996)

Net loss per share attributable to UTStarcom Holdings Corp.—Basic	$(0.09)	$(0.13)
Weighted average shares outstanding—Basic	36,518	39,497

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Cash Flows

	Three months ended March 31,
	2014	2013
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(3,290)	$(4,997)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	657	886
Amortization of deferred gain on sale-leaseback
Provision for (recovery of) doubtful accounts	31	(140)
Stock-based compensation expense	500	232
Net loss on divestitures	—	3,047
Net loss on disposal of assets	—	1,043
Gain on release of tax liability due to expiration of the statute of limitation	(992)	(1,240)
Deferred income taxes	(23)	(87)
Loss from equity investments, net	1,193	2,015
Other-than-temporary impairment of equity investments	—	134
Other	—	—
Changes in operating assets and liabilities:	(1,192)	(5,573)
Accounts receivable	(1,050)	3,844
Inventories and deferred costs	13,962	2,961
Other assets	(696)	2,361
Accounts payable	(15)	(5,204)
Income taxes payable	(2,993)	(1,339)
Customer advances	(2,120)	2,669
Deferred revenue	(5,284)	(9,069)
Other liabilities	(2,996)	(1,796)

Net cash used in operating activities	(3,116)	(4,680)

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property, plant and equipment	(9)	(1,837)
Net proceeds from divestitures	—	65
Change in restricted cash	(77)	1,899
Purchase of investment interest	—	(6,592)
Proceeds from disposition of an investment interest	—	190
Proceeds from sale of short-term investments	—	293
Other	—	172
Net cash used in investing activities	(86)	(5,810)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of ordinary share	5,340	—
Repurchase of ordinary share	(9,865)	(30,680)
Net cash used in financing activities	(4,525)	(30,680)
Effect of exchange rate changes on cash and cash equivalents	284	(2,404)
Net decrease in cash and cash equivalents	(7,443)	(43,574)
Cash and cash equivalents at beginning of period	107,773	179,584
Cash and cash equivalents at end of period	$100,330	$136,010